Exhibit 99.1

Daqo New Energy Appoints Mr. Longgen Zhang as Chief Executive Officer

CHONGQING, China — January 16, 2018 —Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced the appointment of Mr. Longgen Zhang as the chief executive officer and executive board member with immediate effect. Concurrently, Mr. Guangfu Xu, the Company’s Chairman and founder, has stepped down from his position as the acting chief executive officer.

Mr. Longgen Zhang has strong expertise across the global solar industry and financial markets. From 2008 to 2014, Mr. Zhang served as the chief financial officer of Jinko Solar (NYSE: JKS), a global leader in the solar industry that distributes solar products and sells solutions and services to a diversified international utility, commercial, and residential customers. Prior to that, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate (NYSE: XIN), from 2006 to 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. Currently, Mr. Zhang serves as a director of Jinko Solar and ZZ Capital International Limited (HKSE: 08295). Mr. Zhang received master’s degrees in professional accounting and in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a member of American Institute of Certified Public Accountants.

"We are very excited to welcome Longgen on board as our chief executive officer,” commented Mr. Guangfu Xu, Chairman and founder of Daqo New Energy. “Mr. Zhang’s extraordinary experience and deep knowledge of the global solar industry and financial markets will greatly benefit Daqo as we continue to focus on lowering costs and improving the quality of our polysilicon. I look forward to working closely with Longgen to strengthen and expand our position as the supplier of choice for high quality polysilicon."

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.